

Rubicon Achieves Construction and Financing Milestones Towards the Completion of the Phoenix Gold Project

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) ("**Rubicon**" or the "**Company**") provides an update on the development of the Phoenix Gold Project ("**Project**"). Rubicon has recently completed sinking the shaft, initial development of the tailings facility, construction of the mill building, earthworks, and 200-person camp. Underground development is underway. The Company has also entered into a US$75 million gold stream agreement to assist in financing the Project construction.

The Phoenix Gold Project Development and Construction Update

Shaft Sinking Completed
Rubicon completed shaft sinking in mid-December 2013. The total shaft depth is 730 metres ("**m**") from the surface. The installation of a loading pocket on the 337-metre level from surface is completed and the surface skip dump is nearing completion. This allows the Company to expedite underground lateral development on the 122-metre, 244-metre, and 305-metre levels. Two 10-tonne skips and two cages for personnel transport have been installed. The Company will be installing a 10-tonne loading pocket at the 685-metre depth and is planning lateral development at the 610-metre level.

Underground Project Development
Lateral development has been initiated on the 244-metre level for diamond drilling. Vertical development on the 122-metre and 305-metre levels has commenced and this will provide access for the ventilation system expansion.

*Tailings Management Facility ("**TMF**") and Remaining Earthworks*
The Company has completed the majority of the TMF development necessary for the first 2 years of operation.

Mill Construction
The main components of the semi-autogenous ("**SAG**") and ball mill were delivered and received on site in 2013. The Company has poured most of the required outdoor concrete slabs. The mill building is completed and the internal cranes are fully operational. The mill thickener tank foundations are completed. Management has deferred some activities in the mill construction to preserve the Company's strong balance sheet.

PR14-2 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Surface Infrastructure Completed

The Company has commissioned a 2,500 horsepower hoist and extended headframe. In addition, Rubicon has completed the construction of the required roads, a 200-person camp, a new power line and substation, the mill building, and the SAG and ball mill foundations.

Timeline to Projected Production

Rubicon believes that the main elements required to complete the Phoenix Gold Project are the completion of the mill construction, as well as the underground lateral and vertical development. The completion of the mill construction is the critical path. Management has deferred mill construction to preserve the Company's balance sheet until it has secured the remaining financing to complete the Project. Rubicon has entered into a US$75 million gold stream agreement with Royal Gold and the Company estimates it will need to raise an additional US$100 million to complete the Project to potential production. Rubicon is currently evaluating financing alternatives with a strong focus on minimizing the Company's cost of capital. We estimate projected gold production in approximately 12-14 months following the completion of additional financing.

"We are extremely pleased with the key construction milestones that we have achieved to-date," stated Michael A. Lalonde, President and Chief Executive Officer of Rubicon. "The Company has completed a substantial amount of the required construction, further de-risking the Project."

Conference Call Details

Rubicon's senior management team will host a conference call today, Tuesday, February 11, 2014 at 10:00 am ET (7:00am PT) to discuss the gold streaming deal and Project update.

Participants in Canada and the United States may join the conference call by dialing toll free +1-(800)-319-4610 or +1 (604) 638-5340 for calls outside Canada and the United States or via webcast on the Company's website at www.rubiconminerals.com.

A recorded playback of the conference call can be accessed after the event by dialing +1 (800)319-6413 or +1 (604) 638-9010 for calls outside Canada and the United States. The pass code for the conference call playback is 7856#. The archived audio webcast will also be available on the Company's website at www.rubiconminerals.com.

PR14-2 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Gold production is projected to commence 12-14 months following the completion of the remaining financing. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges.

RUBICON MINERALS CORPORATION

"Mike Lalonde"

Michael A. Lalonde
President and Chief Executive Officer

Qualified Persons

The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment dated June 25, 2013 ("New PEA") will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

PR14-2 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Forward-looking statements in this news release include, but are not limited to statements regarding projected production, projected completion of the perimeter ditch and estimates of additional financing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR14-2 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release